Contact

www.linkedin.com/in/davelauer1
(LinkedIn)
www.cowbird.com (Company)
sptnk.org (Other)
www.huffingtonpost.com/dave-
lauer/ (Blog)

Top Skills

PHP
Java
Scala

Languages

spanish

Certifications

Computational Neuroscience

Dave Lauer

Co-Founder, Board Chair at Urvin Finance
Ottawa, Ontario, Canada

Summary

Urvin Finance has built the only fully-integrated social platform
offering individual investors access to professional-quality data,
tools and education in a collaborative community environment. We
empower retail investors, with a focus on responsible investing and
long-term wealth creation.

I also continue to advocate for important market structure reforms
with a focus on making markets simpler, more transparent, and with
a goal of operating in investors' best interests.

My previous experience was primarily focused on helping companies
solve problems, often leveraging technology and data. Urvin
AI focuses on making sense of unstructured data, where we
have created innovative new approaches and technologies. We
work across industries, including Financial Services, Automotive,
Aerospace, Legal and Compliance.

Before Urvin, my previous work focused on big data analytics in
financial services, including working with large asset managers
to better understand implicit and explicit costs of order routing
decisions, working with market centers to measure and improve
execution quality and working with broker/dealers to optimize
algorithmic order routing strategies.

I've testified before the Senate Banking Committee twice, and before
the SEC, CFTC and OSC discussing high-frequency trading and the
implications of technology on modern market microstructure. I've
been profiled in the Wall St. Journal and on CNN, and have been
quoted in the WSJ, CNN, The New York Times, CBS MarketWatch
and many other publications.

I'm available for speaking engagements (private and conferences)
and Expert Witness testimony / reports.

My background is highly technical, having spent much of my career working with high-performance application teams to design scalable, supportable systems. Skills include server and network administration, as well as programming in Java, C, C++, Scala, PHP and Python, and database administration primarily in MySQL. Scientific programming and research includes R, Octave and Matlab.

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Experience

Urvin Finance
President, Chair of the Board
June 2021 - Present (4 years 5 months)

Urvin is a shareholder relationship management platform that helps public companies discover, maintain, and recover individual shareholder relationships.

Springer Nature
Founding Editorial Board - AI and Ethics Journal
June 2020 - Present (5 years 5 months)

AI and Ethics seeks to promote informed debate and discussion of the ethical, regulatory, and policy implications that arise from the development of AI.
It will focus on how AI techniques, tools, and technologies are developing, including consideration of where these developments may lead in the future.
The journal will provide opportunities for academics, scientists, practitioners, policy makers, and the public to consider how AI might affect our lives in the future, and what implications, benefits, and risks might emerge.

Plia
Co-Founder
October 2019 - Present (6 years 1 month)

Urvin AI
Co-Founder
April 2019 - Present (6 years 7 months)
Greater Philadelphia Area

We partner with you to provide artificial intelligence and machine learning expertise, guidance and tools to solve your most pressing business problems.
Our specialties include natural-language understanding and deep learning.
Our focus is financial services, automotive, aerospace and healthcare.

Mile 59
Managing Partner
November 2017 - Present (8 years)
Collingswood, NJ

Mile 59 is a technology and finance consultancy providing services to a diverse range of firms. These services include customized data science and machine learning, financial regulatory compliance consulting in the area of Best Execution and trading across multiple asset classes and regions. We also have expertise in blockchain, cybersecurity, and can do custom software and API development.

FINRA
Independent Member, Market Regulation Committee
June 2018 - June 2024 (6 years 1 month)

FINRA's Market Regulation Committee advises FINRA on US market structure, reviews proposed rules, and FINRA's approach to regulating/policing markets.

Aequitas NEO Exchange
Independent Director
March 2015 - May 2022 (7 years 3 months)

Aequitas is re-mutualizing the exchange business in Canada, with the participation of all users. The broad and diverse ownership structure of Aequitas, with majority control by investors and issuers, and the independent governance oversight are built on the core founding principle of fostering innovation and competition.

As Chair of the Regulatory Oversight Committee, my mandate is to oversee all regulatory functions, and most importantly to balance the profit-making objective with the public interest responsibilities.

Healthy Markets Association
Chairman and Co-Founder
November 2014 - January 2019 (4 years 3 months)

Healthy Markets is a non-profit coalition of asset managers working to promote data-driven reforms to market structure. Our members have come together behind one basic principle: Informed investors and policymakers are essential for healthy capital markets.

KOR Group

Co-Founder and CTO
January 2014 - November 2017 (3 years 11 months)

KOR Group LLC is an advocacy and consulting firm providing Financial Services industry participants with insight and expertise in navigating market structure, understanding evolving technology, and tracking regulatory initiatives. We focus on helping the buy-side navigate markets, optimize order routing decisions and reduce transaction costs.

Cowbird, Inc.
CTO
March 2011 - November 2017 (6 years 9 months)
All over the place

Responsible for all server management / administration of Cowbird. Primarily responsible for ensuring site scalability as traffic grows, along with major bursts of traffic when stories go viral. Also responsible for building/enhancing backend systems including: search with SOLR, OAuth, credit card processing, database, memory caching, load balancing and several others. Have taken a lead role in Business Development, approaching potential partners and negotiating partnership terms.

Technology Stack: Ubuntu Linux, nginx reverse proxy, Apache web server, PHP/CSS/JavaScript, Python, Bash scripting, MySQL/PerconaDB, Memcache and SOLR.

Step Ahead Technologies, Inc.
Owner
June 1999 - November 2017 (18 years 6 months)

I consult for various companies on technology architecture, quantitative research techniques, high-performance low-latency application design, web programming/hosting, market microstructure and high-frequency trading.

Verdande Technology
Technology Architecture Consultant
July 2013 - April 2014 (10 months)

Verdande Technology is the premier provider of Case-Base Reasoning (CBR) solutions to the investment banking industry.

Assisting with new product development and architecture. Helping customers understand and integrate CBR for infrastructure monitoring, risk management, intelligent trading kill switches, transaction monitoring and regulatory surveillance.

IEX Group, Inc.
Technology Architecture Consultant
August 2012 - March 2013 (8 months)

New York, NY

Lead designer/architect of high-performance order matching and routing system.

IEX Group is in the process of developing a U.S. equity market center and intends to pursue registration as a national securities exchange. We will focus on investor protection by targeting three major issues within the current U.S. equity market structure: execution transparency, information leakage, and liquidity access.

Better Markets, Inc.
Market Structure Consultant
August 2012 - November 2012 (4 months)

Better Markets, Inc. is a nonprofit, nonpartisan organization based in Washington, D.C.

Work with Better Markets included research on High-Frequency Trading and shortcomings in equity market structure. This included testifying before the US Senate Banking Committee Subcommittee on Securities, Insurance, and Investment, and appearing on an SEC Technology Roundtable in the wake of the Knight Capital trading incident.

Allston Trading
Senior Quantitative Analyst
January 2010 - May 2011 (1 year 5 months)

Responsible for quantitative research and alpha/trading model development.

Citadel Investment Group
Quantitative Research Analyst
March 2009 - December 2009 (10 months)

Responsible for quantitative research and alpha/trading model development.

Tervela, Inc.
Senior Systems Engineer

May 2005 - March 2009 (3 years 11 months)

Responsible for account origination, management and product deployment.
Work with engineering group to help with product management.

CIOview, Inc.
Senior Analyst
June 2002 - April 2005 (2 years 11 months)

Primary developer and manager for SecurityNOW! and SecurityNOW!
Professional, a security self-assessment/audit analysis software package
based on open standards and methodologies.
Content development for TCO and ROI models for Fortune 2000 (main
customers are IBM, Microsoft and Intel). Develop complex cost models for new
hardware and software products.

Brandeis University
BA/MA Graduate
1998 - 2003 (5 years)

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Education

Esade
MA, International Economics and Finance · (2002 - 2003)

Brandeis International Business School
MA, International Economics and Finance · (2002 - 2003)

Brandeis University
BA, Economics, Minors: Computer Science and Philosophy · (1998 - 2002)

Cherry Hill East
· (1994 - 1998)